WEBCAST ADVISORY
The Westaim Corporation
Webcast of Conference Call to Discuss
2007 Fourth Quarter Results
Friday, February 15, 2008
4:30 p.m. EST
www.westaim.com
The Westaim Corporation will hold a webcast at 4:30 p.m. EST on Friday, February 15, 2008 regarding the Company’s 2007 fourth quarter results.
In addition to standard disclosure over wire services, a news release and financial statements will be posted on the Westaim web site. To listen to the call live on the Internet, please go to www.westaim.com.
Drew Fitch, President & Chief Executive Officer, will participate on the call.
An audio file of the call will be archived and posted on the Westaim web site.
The Westaim Corporation’s investments include iFire Technology Ltd., and a 74.5 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS.). Westaim’s common shares are listed and on The Toronto Stock Exchange under the trading symbol WED.

For more information, please contact:
Gillian McArdle
(416) 504-8464
info@westaim.com